Exhibit 99.1

Student Transportation Inc. Reports Fiscal 2017 Third Quarter Results

Steady Performance Sets Up Promising Fiscal 2018

BARRIE, Ontario, May 10, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB) ("STI" or "the Company") today announced financial results for the third quarter of fiscal year 2017 ended March 31, 2017. All financial results are reported in U.S. dollars except as otherwise noted.

Revenue for the third quarter of fiscal 2017 increased 7 percent to $185.2 million from $173.2 million for the third quarter of fiscal 2016. STI reported net income for the third quarter of $7.9 million, or $0.08 per common share, compared to $3.8 million, or $0.04 per common share, for the third quarter of fiscal 2016. Adjusted EBITDA* increased 10 percent to $43.3 million compared to $39.3 million for the same period last year.

"We continue to be encouraged with the performance of our operations and are enthusiastic about the opportunities ahead that are setting up a promising fiscal 2018. We have been developing and implementing numerous programs and initiatives this year that are being installed to improve our operating results for the future. These do take time,” stated Denis J. Gallagher, Chairman and CEO. “We are pleased with our positive quarterly results despite severe winter weather and regional driver shortages that have created headwinds in our operations. This year we have experienced an increase in driver shortages in several markets as well as numerous school day closings due to winter weather that brought flooding, tornadoes and snowstorms. At the end of the third quarter we had approximately $6 million in deferred weather-related revenue. Historically, we have anticipated recouping a majority of that amount, however, we are at the discretion of the state and local governments regarding the number of school days they choose to make up,” Gallagher added. “Our local operating teams are working hard to improve our retention and recruiting efforts while our fleet management team is lowering maintenance cost and reducing vehicles through our new telematics software being installed which will reduce our replacement capital expenditures for fiscal 2018.”

The Company previously stated it has locked in the portion of vendor-contracted fuel for the entire fiscal 2018 at prices slightly lower than the current fiscal year.

Looking ahead Gallagher said, “We are well-positioned to expand strategically in our core contracted student transportation business in fiscal 2018 and to enhance our Managed Services Group which is a leader in management consulting and operations of the $16 billion school district owned and operated business. We have been building a team that is developing new business relations and generating new revenue streams that we can leverage. This is a new area for us and it is exciting to see the potential this group has going forward.”

As has been the norm over the past 12 years, the Board of Directors, which reviews and approves the dividend on a quarterly basis in advance, has approved the monthly cash dividend of $0.03667 per common share for the first quarter of fiscal 2018. That marks the 153rd consecutive monthly dividend announced since the Company became public in 2004. The dividend, paid in U.S. dollars, is Canadian Dividend Tax Qualified and is a Qualified Dividend in the U.S.

This month the Company will be celebrating its 20th year since its founding by Chairman and CEO Denis J. Gallagher in 1997 and will mark the occasion by participating in the NASDAQ Closing Bell Ceremony at the NASDAQ MarketSite in Times Square in New York City on May 17th at 4:00 p.m.

Reconciliation of Net Income (loss) and Adjusted EBITDA *
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Nine Months Ended
	3/31/17	3/31/16	3/31/17	3/31/16
Net income (loss)	$7,865	$3,769	$2,197	$(241)
Add back:
Income tax expense (benefit)	4,867	2,369	1,260	(173)
Foreign currency loss (gain)	(77)	561	(91)	1,287
Other (income) expense, net	(1,104)	1,351	(964)	(330)
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	-	291	(190)	286
Equity in net loss of unconsolidated investment	-	36	-	11
Non-cash stock compensation	-	983	5,802	3,967
Interest expense	4,440	3,833	13,600	10,821
Impairment of oil and gas assets	-	-	224	1,200
Amortization expense	786	782	2,360	2,360
Depreciation and depletion expense	14,101	14,345	33,164	33,727
Operating lease expense	12,433	11,007	29,002	25,591
Adjusted EBITDA *	$43,311	$39,327	$86,364	$78,506

Results of Operations
	Three Months Ended		Nine Months Ended
	March 31		March 31
	2017	2016	2017	2016
Revenues	$185,187	$173,241	$464,539	$434,004
Costs and expenses
Cost of operations	136,915	127,775	356,648	334,772
General and administrative	17,394	16,954	50,529	46,125
Non-cash stock compensation	-	983	5,802	3,967
Acquisition expense	-	192	-	192
Depreciation and depletion expense	14,101	14,345	33,164	33,727
Amortization expense	786	782	2,360	2,360
Impairment of oil and gas assets	-	-	224	1,200
Total operating expenses	169,196	161,031	448,727	422,343
Income from operations	15,991	12,210	15,812	11,661
Interest expense	4,440	3,833	13,600	10,821
Foreign currency (gain) loss	(77)	561	(91)	1,287
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	-	291	(190)	286
Other (income) expense, net	(1,104)	1,351	(964)	(330)
Income (loss) before income taxes and equity in net loss of unconsolidated investment	12,732	6,174	3,457	(403)
Equity in net loss of unconsolidated investment	-	(36)	-	(11)
Income tax expense (benefit)	4,867	2,369	1,260	(173)
Net income (loss)	$7,865	$3,769	$2,197	$(241)
Basic and diluted net income per common share	$0.08	$0.04	$0.02	$-

Conference Call & Live Webcast
Student Transportation Inc. will hold a conference call and live audio webcast on Thursday, May 11, 2017 at 11:00 a.m. (ET) to discuss its results for the third quarter of fiscal year 2017 ended March 31, 2017. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed by dialing 1-877-561-2750. To access the live audio webcast and rebroadcast for up to 30 days after the call, visit www.RideSTBus.com

Profile
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America's largest independent provider of school bus transportation services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. With an industry-leading safety rating and the youngest fleet in the business, STI's services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

* Non-GAAP Measures
Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Investor Contacts:
Patrick J. Walker
Executive Vice President & Chief Financial Officer
Student Transportation Inc.

Doug Coupe
Director of Communications & Investor Relations
Student Transportation Inc.
843.884.2720
dcoupe@ridesta.com